Management's Discussion and Analysis

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2003 and its financial position as at October 31, 2003. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow this document. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2003 and the Company's Annual Information Form (AIF), all of which are published separately.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we discuss the results of our core businesses in the Life Sciences and Health segments separately from those of 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core operations are mature businesses that generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics is an early-stage research and development company and it does not generate significant revenue and is incurring substantial operating losses and negative cash flow as it builds its business. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses.

In addition, in this MD&A we describe certain income and expense items that we label as unusual or non-recurring. These terms are not defined by generally accepted accounting principles. Our usage of these terms may vary from the usage of other companies. We identify the impact of these amounts on operating income and on earnings per share. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our reported results.

Earnings per share before goodwill amortization and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under generally accepted accounting principles. We believe that disclosing components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share for 2001 throughout this report are calculated before deducting goodwill amortization to be comparable to the figures for the current year.

Introduction -

MDS is a global health and life sciences company. We provide enabling technologies, products, and services to improve the delivery of health care worldwide. Our primary areas of focus are drug discovery and development and disease diagnosis and management. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

  pharmaceutical research and development services;
  radioisotopes used for nuclear medicine and for sterilization;
  advanced analytical instruments based on mass spectrometry used primarily in drug development;
  laboratory testing services, the results of which are used by doctors to diagnose disease and plan medical treatment; and
  distribution of medical supplies and equipment.

In addition, through MDS Proteomics, we conduct research in proteomics, the science of protein-to-protein interactions, and we apply this novel platform to drug discovery through several strategic alliances.

Through our mix of products and services, we are intimately involved in the discovery, development and manufacture of life-saving pharmaceuticals and medical devices. In addition, MDS is the largest operator of clinical laboratories in Canada and a critical link in the overall health care system in the country.

Highlights of 2003 -

Our revenues for fiscal 2003 were $1.8 billion, reflecting organic growth of 4% over 2002 after taking into account businesses sold or discontinued. Analytical instruments were the primary driver of revenue growth this year as our leading-edge equipment continued to see high levels of market penetration and new products quickly generated market-leading demand.

Before considering restructuring and other unusual charges in the year, operating income was $235 million. This was 7% higher than last year and our highest level ever. Yet, 2003 was a mixed year for MDS. We are disappointed with our pharmaceutical research services results. Revenues from this business were flat for much of the year, after the business showed strong growth in 2002. Nonetheless, we spotted this problem early and took quick action to strengthen our resources in some key areas related to business development. As a result of these actions, fourth quarter revenues rebounded smartly though they did not quite reach last year's level. More importantly, our late-stage backlog has increased substantially from last year's level and was in excess of $200 million at year-end. As a result, we are well positioned for a strong year in 2004.

We set aggressive targets for ourselves, targeting 15% growth in earnings per share over rolling five-year periods. We remain committed to our targets; however, recently, we have fallen short.

We undertook a review of our businesses and our strategies in 2003. We have set targets designed to ensure we regain our place as a high-performance company, operating in the top quartile of all companies participating in our markets.

To achieve this goal, we have established four specific strategies:

i) to improve our return on capital, we will ensure we have the right mix of businesses, focusing on profitable niches where MDS can be a leader;

ii) to drive profitable revenue growth, we will deliver exceptional customer value propositions;

iii) to improve our operating margin, we will take action to lower our overall cost of doing business; and

iv) to enable us to integrate new businesses quickly, we will build a common business platform.

The results of these strategies are beginning to be felt:

i) In April, we recorded writedowns to the carrying value of a number of our long-term investments, following a review of our longer-term strategies in a number of fields. These writedowns were made necessary by financial market conditions that have made financing very difficult for biotechnology companies and reduce the likelihood that we can dispose of these holdings for proceeds sufficient to allow us to recover our cost. These investments are not key to our long-term business mix strategy and we will not be making further material equity investments in them.

ii) In July, we signed a licensing agreement with Oracle to implement their E-Business Suite as a common business platform and financial system across all of MDS. Implementation of this system has begun and we expect to "go live" at our first site on November 1, 2004.

iii) In October, we completed a significant seven-year agreement with IBM under which the majority of our IT infrastructure will be outsourced and upgraded. Certain MDS employees have been transferred to IBM under the terms of the agreement. Our results for the fourth quarter include a provision totalling $11 million for the costs of entering into this agreement, including a loss resulting from the sale of certain IT assets covered by the outsourcing plan.

iv) In October, we also completed a review of our support services designed to identify opportunities to reduce our operating costs by taking advantage of the upgraded IT infrastructure and the new common business platform. As a result of this review, we have adopted a shared services business model for the majority of our support services and realigned our Corporate operations. A provision of $10 million was recorded in October reflecting costs, primarily associated with staff reductions, that we will incur as this model is implemented during 2004.

In addition to these initiatives, two of our divisions experienced difficulty late in the year. In British Columbia, the provincial government announced a significant reduction in fee levels. While we remain in discussion with the government, we have taken steps to realign our services and reduce costs. In addition, profits in certain US laboratory operations are below acceptable levels and we are taking steps there to improve margins, while determining the best way to participate in the US diagnostics market.

In Europe, our generic radiopharmaceutical manufacturing business became subject to new, more stringent regulations affecting pharmaceutical manufacturing facilities. In October, we announced plans to shut down the generic manufacturing portion of our business in Belgium.

These actions resulted in charges totalling $28 million in the fourth quarter related primarily to employee severance and asset writedowns.

While the combined effect of these activities was negative for 2003, we believe the Company is now very well positioned to deliver on our strategies and return to higher levels of performance.

Critical Accounting Policies -

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

In addition to accounting policies, the assets, liabilities, revenues and expenses reported in our financial statements depend to varying degrees on estimates and judgments made by management. These estimates and judgments are based on historical experience and may reflect certain assumptions about the future that are believed to be reasonable. Although these estimates and assumptions are re-evaluated on an ongoing basis, the factors upon which these estimates and assumptions are based, as well as actual results, may differ materially.

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes and radiochemicals, as well as products we distribute through Source Medical, are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our Diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenues for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, are recognized on a percentage-of-completion basis, usually pro rata on the basis of costs incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded in inventory as service contract work in process. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work in process. If recoverability is in doubt, the value of work in process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the statement of financial position.

Valuation of long-term investments

MDS maintains portfolio investments in a number of public and private companies, most of which reflect preliminary investments in companies with technology or businesses that are of interest to us. These investments are accounted for at cost or by the equity method depending on our ownership interest and the degree of influence we exert on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Valuation of goodwill

Effective with the beginning of fiscal 2002, companies are no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Income taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Capital assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted expected net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

Research and development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with long-term investments and other on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted expected net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin. We have not historically recorded any material charges to reduce the carrying value of our deferred development costs.

Restructuring activities

When we undertake to rationalize certain operations or shut down portions of a facility, we incur expenses such as costs for employee severance and other activities related to exiting the business. When we have announced such activities in a period and identified the costs to be incurred, we record a restructuring provision. This provision may include the difference between management's estimate of the market value of assets and their net book value. It may also include provisions for costs expected to be incurred in the future for expenses such as employee terminations. These provisions are based on management's estimates and reflect plans in place at the time the provision is recorded. Should these estimates change, or should future events prove the estimates wrong, any required adjustments will be recorded in the income statement when identified.

Fiscal 2003 Operating Results -

Beginning in 2002, we embarked on a path to position MDS for future growth. This path reflected three key themes stemming from our overall strategy:

i) realign the allocation of our capital to focus on the highest growth and high rate-of-return businesses and opportunities;

ii) build an enterprise-wide platform for future growth; and

iii) maintain and grow our core businesses.

During 2003 we accomplished a number of steps towards our goals, including:

i) To simplify our capital structure, in December 2002, we completed a refinancing of approximately $500 million of existing bank term-credit facilities. The refinancing was accomplished by issuing US$311 million of Senior Unsecured Notes Payable in a private placement. The Notes locked in an effective term interest rate of 5.82%. The first principal payment on the Notes is not required until December 2006 and the majority of the principal does not become due until 2012. Since issuing the Notes, the Canadian dollar has strengthened by approximately $0.25 versus the US dollar, resulting in an economic gain of C$78 million. Because we consider this debt a hedge against the value of our net assets in the US, this gain is included in the cumulative translation adjustment account.

Later in 2003, we negotiated the terms of a new $225 million bank standby credit facility. This new facility is currently undrawn and may be used to fund acquisitions and other growth initiatives.

ii) In April 2003, we sold our Oncology Software Solutions (OSS) business for $35 million, realizing a gain of $10 million. This followed the sales in 2002 of our High-Dose-Rate Brachytherapy (HDR) business and of MDS Matrx. None of these three businesses generated the return on capital or demonstrated the growth potential that we require to meet our financial targets.

iii) In the second quarter, we recorded a non-cash provision of $75 million that reduced the carrying value of Hemosol to nil and the carrying value of two private companies to our best estimate of their realizable value. In September, one of the private investees completed a reverse take-over of a listed Canadian company, changed its name to Evolved Digital Systems, and completed a $19 million equity financing. We will continue to look for opportunities to realize value from all of our long-term investments.

iv) Also in the second quarter, we realized a $39 million pre-tax cash gain resulting from patent infringement litigation we launched, along with our partner, Applied Biosystems, against a competitor. We will continue to defend our patent position aggressively as this intellectual property is a critical asset of our businesses that allows us to protect and extend our growth opportunities.

v) During the year, we incurred approximately $15 million of internal costs related to our change initiatives. These efforts led to the IBM outsourcing agreement and the common business platform initiative .

Consolidated revenues grew to $1,799 million and operating income was $179 million compared to $212 million in 2002. Included in operating income in 2003 were net non-recurring items of $56 million compared to $7 million of such items in 2002. Leaving aside these items, operating income rose 7% over 2002.

Summary of Consolidated Results -

	2003	2002	Change	2001	Change
Revenues	$1,799	$1,777	1%	$1,617	10%
Operating income	$179	$212	(16%)	$153	39%
Basic Earnings per share	$0.34	$0.75	(55%)	$0.83	(10%)
Cash from operating activities	$240	$186	29%	$77	142%

Results for 2002 and 2001 are restated to conform to the presentation required this year for our discontinued generic radiopharmaceuticals business. Reported earnings per share (EPS) reflect the consolidated impact of numerous different events and transactions. The table below provides a breakdown of the impact of the significant components of earnings.

	2003	2002	2001
EPS from continuing operations before proteomics and unusual items	$1.13	$1.07	$0.69
MDS Proteomics losses	(0.24)	(0.27)	(0.17)
Dilution gain on shares issued by MDS Proteomics	-	-	0.33
EPS from continuing operations before unusual items	0.89	0.80	0.85
Valuation provisions	(0.51)	-	-
Restructuring charges	(0.13)	-	(0.16)
Gain on patent suit	0.18	-	-
Gain (loss) on sale of business	0.07	(0.05)	-
Pre-acquisition investment tax credits	-	-	0.13
EPS from continuing operations	0.50	0.75	0.82
Discontinued operations	(0.16)	-	0.01
Basic EPS	$0.34	$0.75	$0.83

Segment Operating Results

Revenues -

Life Sciences - Organic revenue growth in our Life Sciences segment was 7% this year compared to a 16% increase in 2002 over 2001. Organic growth excludes revenues from the therapy systems businesses that were sold this year and in 2002, and revenues from our discontinued generic radiopharmaceutical business. Reported revenues for the year (adjusted to remove revenues from the discontinued business) were:

	2003	2002	Change	2001	Change
Bioanalytical and early stage	$246	$224	10%	$203	10%
Clinical research and central laboratory	150	162	(7%)	133	22%
Discovery and preclinical	108	122	(11%)	94	30%
Pharmaceutical research services	504	508	(1%)	430	18%
Gamma sterilization	64	61	5%	62	(2%)
Nuclear medicine	202	197	3%	182	8%
Therapy systems	43	70	(39%)	80	(12%)
Isotopes	309	328	(6%)	324	1%
Analytical instruments	270	217	24%	160	36%
Total	$1,083	$1,053	3%	$914	15%

Gamma sterilization revenues were up strongly for the third quarter this year as new cobalt supply was obtained. Gamma sterilization had been flat for the period up to the second quarter this year because cobalt supply was low. A significant cobalt shipment was received and largely shipped in the third quarter this year, driving the majority of the increase over prior years. New supplies of cobalt are expected to improve sales in this business line next year.

Our nuclear medicine business continues to deliver steady revenue growth. Late in fiscal 2003 commercialization of BEXXAR began. BEXXAR is our second radiotherapeutic and is one that we manufacture under contract for Corixa Corporation. Sales of ZevalinTM, our first radiotherapeutic product, were slightly higher for 2003, but remain below expectations as market penetration is impacted by reimbursement and dosing protocol issues. In addition, sales of TheraSphere® were down following entry of a competitor into the primary liver cancer treatment market.

The drop in therapy systems revenues reflects the sale of the OSS and HDR businesses. These businesses accounted for $6 million of revenues in 2003 compared to $46 million in 2002 and $49 million in 2001. Revenues in the remaining therapy system businesses are derived from the sale of cobalt therapy machines.

Bioanalytical and early stage remains our strongest business in pharmaceutical research services. Revenues in this area were up 10% year-over-year following a 10% increase in 2002, and all locations offering these services performed well. Continued strength in our work with large pharmaceutical companies is augmented by increasing demand from biotechnology customers in a trend that appears to be continuing.

While bioanalytical and early stage revenues grew steadily for most of the year, slower sales activity in late-stage research and in discovery services in middle and late 2002 had a negative impact on our pharmaceutical research services revenues in the first three quarters of this year. As a result, overall sales in these businesses were below target. Responding to this early in the year enabled us to address the business development issues involved and build our backlog. This improved sales effort affected 2003 revenues only slightly as most new contracts are long-term in nature and will begin to deliver more significant revenue in 2004.

Revenue growth remained strong for our analytical instrument products, as sales in this business increased 24% this year, compared to a 36% increase in an especially strong 2002. The launch of our new Elan 6100 DRC and very strong sales of the QSTAR™ and Q TRAP™ introduced last year drove revenues. Continued solid performance from our API series product line added to this growth. We are pleased by the strong performance of our traditional LC/MS products and encouraged by the high levels of market interest in our new products as these new products broaden our penetration of the analytical instruments market.

A significant portion of the revenues in our Life Sciences businesses results from the sale of products exported from Canada and priced in US dollars. In addition, a sizable portion of our pharmaceutical research services business occurs in operating units located in the United States and Europe. Because of the significant amount of export activity, and resulting reliance on the value of the US dollar relative to the Canadian dollar, we have traditionally maintained an active currency hedging program. During 2003, the Canadian dollar rose significantly relative to the US dollar and the average rate for the dollar was $1.44 this year compared to $1.57 last year and $1.54 in 2001. Revenues and operating income from US-based operations fell this year as a result of the drop in value of the US dollar. This drop was more than offset by gains realized from our hedging of net US dollar inflows to Canada. As a result of our hedging program, the effective realized US dollar exchange rate for our export sales was $1.54 compared to $1.55 last year and $1.49 in 2001, resulting in an immaterial impact on reported operating results from exchange rate fluctuations. Meanwhile, the yearly average exchange rate for the Euro rose relative to the Canadian dollar by an amount similar to the amount by which the average US dollar exchange rate dropped. As a consequence, improved European operating results caused by currency fluctuation largely offset declines from our US-based operations. Overall, currency fluctuation was not a significant factor in explaining differences in results for the two years.

Health - Diagnostics revenues were up $1 million compared to 2002 while reported distribution revenues were down slightly. Excluding the revenues of MDS Matrx from 2001 and 2002, Distribution revenues were up 2% over 2002 and 2002 revenues were up 3% compared to 2001. Health segment revenues were up 1% and 9%, respectively, similarly adjusted.

	2003	2002	Change	2001	Change
Canadian laboratories	$398	$390	2%	$357	9%
US laboratories	134	141	(5%)	123	15%
Diagnostics	532	531	-	480	11%
Distribution	183	190	(4%)	220	(14%)
Total	$715	$721	(1%)	$700	3%

Canadian laboratories are the key drivers of our Health segment results. Revenues rose 2%, largely as a result of a new fee agreement in British Columbia (BC) signed in 2002 and a new two-year fee agreement for Ontario signed in April this year. Fee growth in the Canadian market is affected by population growth levels and government budgetary initiatives. Late in our third quarter, the government of BC announced plans to abrogate the existing fee agreements and unilaterally reduce fee levels by 8% on September 1, 2003 and another 12% on April 1, 2004. While revenues and operating results for 2003 were not materially affected by this change, revenues and operating income for fiscal 2004 would be materially reduced in the absence of mitigation on our part. Consequently, we took action in September to reduce service levels in certain areas, largely by eliminating portions of our service for which no direct fees were collected. These actions are expected to offset about 50% of the total fee cut and have resulted in approximately $3 million of severance cost included in the restructuring provision.

Reported revenues for US laboratory services were adversely affected by the decline in the value of the US dollar. On a local currency basis, US laboratory revenues were down 2%, as a revenue drop in Georgia was only partially offset by growth in our South Florida and Memphis partnerships.

Our US laboratory operations have suffered recurring operating losses in certain locations and an extremely long sales/contracting cycle. We are taking steps to optimize the returns from this business and to streamline operations. The resulting reorganization of support and business development activities will significantly reduce the general and administrative overheads applicable to this business. These actions require severance of $2 million, which was recorded in the fourth quarter restructuring provision.

Our distribution business consists of our 50% interest in Source Medical, which is proportionally consolidated. Revenue growth for Source Medical in 2003 resulted largely from increased sales of medical consumables during the SARS outbreak in Ontario. Operating results from Source Medical improved this year because the drop in the value of the US dollar lowered the cost of a portion of the products distributed by the company. Nevertheless, this business remains our lowest margin business and we are actively seeking to monetize this asset.

Operating expenses -

Cost of revenues comprises cost of sales for our product businesses and the direct cost of providing services in our services businesses. These costs comprised 62% of revenues in 2003 compared to 61% in 2002 and 64% in 2001. Strong growth in the higher margin analytical instruments business in 2003 and 2002 resulted in the drop in these costs as a percentage of revenue over the last two years.

Selling, general and administrative expenses amounted to 19% of revenues in each of the past three years. These costs have tended to grow broadly in line with revenue growth in the past. During 2003, we undertook a thorough review of our general and administrative support services and determined that efficiencies would be realized and a platform for new growth could be created by implementing three change initiatives:

i) outsourcing a portion of our information and technology infrastructure and support systems to IBM;

ii) designing and implementing a common business platform across MDS with a focus on a common financial system; and,

iii) reorganizing key support services around a shared services design.

We believe these actions will enable us to contain the growth of general and administrative costs in future years, with an overall goal of reducing these costs as a percentage of revenue.

Research and development cost relates to programs associated with our analytical instruments, nuclear medicine, and proteomics businesses and excludes depreciation associated with these activities. These costs tend to vary as a percentage of revenue depending on research projects underway in a given year. Research and development leveled off in 2003, following a substantial increase in 2002 compared to 2001. The 2002 increase largely reflected the impact of significant new spending in proteomics. This spending was cut back during 2003 due to declining cash reserves in MDS Proteomics.

Depreciation and amortization of $78 million for the year is down 10% from 2002 and level with 2001. The drop from 2002 reflects the fact that a large portion of our Proteomics assets and our investment in lab automation are now fully depreciated. We expect this expense to climb late in 2004 and into 2005 as the MAPLE facility comes online.

Equity earnings and investment gains comprises earnings from our interest in MDS Capital Corp. and certain minority positions in laboratory partnerships, along with capital gains from the sale of venture investments. This amount is down this year, as we realized no investment gains during 2003. The increase in 2002 compared to 2001 primarily reflects our share of a gain realized by MDS Capital Corp. when it sold its interest in Drug Royalty Corporation.

Other income and expense includes the following items:

	2003	2002	2001
Cash award on settlement of lawsuit	$ 39	$ -	$ -
Gain (loss) on sale of business unit	10	(7)	-
Valuation provision on long-term investments	(77)	-	-
Total	$ (28)	$ (7)	$ -

The cash award on settlement of the Micromass patent infringement lawsuit was received in the second quarter this year. The amount above reflects our share of the award, net of legal costs.

During 2003, we realized a $10 million gain from the sale of our European-based OSS business. The loss reported for 2002 was incurred on the sale of MDS Matrx to a management group. No gain or loss was realized in 2002 from the sale of our HDR business.

This year, we recorded $77 million of valuation provisions related to our portfolio investments in certain life sciences and health companies. This provision included a write-off of our $21 million investment in Hemosol Inc., a Canadian public company. The balance of the provision reduced our carrying value for certain private company investees to our estimate of net realizable value.

During the fourth quarter and after an extended review process, we made a decision to discontinue operations and conduct an orderly exit from our generic radiopharmaceutical business in Belgium. This portion of our business in Belgium is subject to increased regulatory standards compliance that would require a significant investment in plant and equipment that cannot be justified by the returns generated by the business. We have recorded a provision for the expected cost of this discontinuance comprising $14 million for severance and related costs and $7 million to write assets down to an estimate of their reasonable value and to cover certain other costs of the shut-down.

Other severance provisions totalling $17 million and asset writedowns of $10 million related to various restructuring activities discussed earlier in this report have also been recorded at year-end.

Operating income -

			2003			2002			2001
		Operating	Operating		Operating	Operating		Operating	Operating
	Revenues	Income (loss)	Margin	Revenues	Income (loss)	Margin	Revenues	Income (loss)	Margin
Life Sciences	$ 1,083	$ 192	18%	$ 1,053	$ 205	19%	$ 914	$ 142	16%
Health	715	20	3%	721	59	8%	700	64	9%
Core businesses	1,798	212	12%	1,774	264	15%	1,614	206	13%
Proteomics	1	(33)	n/m	3	(52)	n/m	3	(53)	n/m
	$ 1,799	$ 179	10%	$ 1,777	$ 212	12%	$ 1,617	$ 153	9%

n/m - not meaningful

Operating income for Life Sciences before restructuring and other non-recurring items was $208 million, compared to $205 million reported last year, and the operating margin remained at 19%. Continued strong performance of our analytical instruments business, as well as improved results from gamma sterilization this year, were responsible for this. Pharmaceutical research services was down compared to 2002, but up substantially over 2001. Overall, pharmaceutical research services has contributed to the margin improvement compared to 2001.

The Health segment generated an operating margin of 8% before restructuring and other non-recurring items, down from 9% last year. The decrease principally reflects our US laboratory operations which performed substantially below expectations this year. Steps are currently underway to address the performance of this operating unit. Laboratory testing reforms recently announced in BC did not have any significant impact on our 2003 results except for the restructuring charges we incurred as a result.

Other expenses -

Net interest - Net interest expense was up $8 million compared to fiscal 2002 and $11 million compared to 2001. The increase reflects the impact of the new long-term fixed-rate debt issued early in the year. This debt bears a fixed blended interest rate of 5.82%. In the prior year, all of our debt was at floating rates and we benefited from the steady decline in short-term rates that occurred in recent years. Interest expense is net of interest capitalized on the MAPLE project, amounting to $8 million in 2003, compared with $7 million in 2002, and $11 million in 2001.

Minority interest - Minority interest reflects the interest of non-controlling equity holders in MDS Proteomics and our BC laboratory operations. This expense has increased this year as the after-tax loss of MDS Proteomics has declined.

Income tax expense - For fiscal 2003, we incurred taxes at an overall rate of 54% and at an effective rate of 38% on our core businesses. The difference between these rates is caused principally by the losses on MDS Proteomics which cannot be tax affected and the non-deductibility of investment writedowns recorded in the year. These items increased our reported rate by 6% and 16% respectively. Improved operating results in Europe this year, combined with the resolution of some other tax uncertainties, enabled us to release certain income tax reserves in the year, reducing the reported rate by 4%.

Subsequent to the year-end, the Government of Ontario announced plans to increase the corporate tax rates in the province. Our accounts include net future tax liabilities that will increase by approximately $3 million because of this change. This change will be recorded as a deferred tax charge in the first quarter of 2004.

Loss from discontinued operations - The loss reflects the results of our European generic radiopharmaceutical businesses. We have decided to exit this business and are therefore treating it as a discontinued operation. The results of this business over the last three years were as follows. No tax effect has been recorded for this loss.

	2003	2002	2001
Revenues	$ 15	$ 15	$ 19
Cost of sales	(12)	(11)	(13)
Selling, general and administrative	(4)	(4)	(5)
Provision for discontinuance	(21)	-	-
Income (loss) before income taxes	$ (22)	$ -	$ 1

We expect that an orderly exit from this business will take 9-12 months, and over this time additional operating losses estimated at $2 million will be incurred. Also, capital assets currently in use in the business and having a net book value of $2 million will be written off when our exit from this business has been completed.

Liquidity and capital resources -

Working Capital

	2003	2002	Change	2001	Change
Net cash	$ 260	$ 184	41%	$ 171	8%
Operating working capital	83	101	(18%)	52	94%

Current ratio	1.9	1.7		1.5
Accounts receivable turnover	6.6	5.4		5.5
Inventory turnover	9.0	11.6		10.0

Operating working capital equals accounts receivable plus inventory less accounts payable, accrued liabilities, and deferred revenue. The decrease compared to 2002 reflects a drop in accounts receivable as collection activities have been increased in all business units. This was partially offset by an increase in inventories, particularly for service contract work in progress. This build-up in work-in-progress inventory is reflective of our growing contract backlog in this business.

Capitalization

	2003	2002	Change	2001	Change
Long-term debt	$ 542	$ 615	(12%)	$ 553	11%
Minority interest	63	56	13%	61	(8%)
Shareholders' equity	1,426	1,354	5%	1,243	9%
Capital employed	1,771	1,841	(4%)	1,686	9%
Book value per share	$ 10.10	$ 9.63	5%	$ 8.90	8%

Capital employed is represented by long-term debt, minority interest, and shareholders' equity less net cash.

Long-term debt decreased $73 million principally as a result of foreign exchange fluctuations. We completed a US$311 million private placement of Senior Unsecured Notes early in fiscal 2003 and used the proceeds to retire existing bank term facilities. The significant strengthening of the Canadian dollar has created a $78 million unrealized foreign exchange gain on this debt which is reflected in the balance reported.

During the year, MDS Proteomics completed a five-year collaboration agreement with Cephalon, Inc. The terms of the agreement include a US$30 million 5% convertible note payable, due in 2010. The note is convertible into MDS Proteomics shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics issues Common shares at a lower price. Due to the conversion feature of the notes, $11 million of the proceeds has been recorded as minority interest. During the year, the Canadian dollar value of this loan fell from $37 million to $32 million, resulting in an unrealized foreign exchange gain of $5 million. As MDS Proteomics has no US dollar assets, the loan cannot be treated as a hedge for accounting purposes and, consequently, this gain is recorded as income for the Proteomics segment.

In addition to the long-term debt currently outstanding, we have an undrawn term credit facility with a syndicate of Canadian banks. This facility bears interest at floating rates and is revolving. Like the Senior Unsecured Notes, the bank facility is unsecured.

The remainder of our long-term debt is made up primarily of capital lease obligations and the balance remaining on the MAPLE project loan.

At the year-end, long-term credit facilities included a total of US$311 million denominated in US dollars, compared to US $157 million in 2002 and US$139 million in 2001.

Cash Flows

	2003	2002	Change	2001	Change
Cash from operating activities	$ 240	$ 186	29%	$ 77	142%
Purchases of capital assets	(121)	(152)	(20%)	(115)	32%
Other investing activities, net	(25)	(47)	(47%)	(10)	370%
Long-term debt, net	22	58	(62%)	(16)	n/m
Net shares issued by MDS and subsidiaries	1	-	n/m	32	n/m
Deferred income and other obligations	(7)	(11)	36%	(75)	(85%)
Distributions and dividends	(21)	(20)	5%	(17)	18%

Cash from operating activities was up strongly this year, reflecting solid operating results, in the absence of non-cash writedowns and provisions, and the Micromass settlement. The cash impact of changes in working capital was a $2 million use of funds.

Net capital expenditures related to MAPLE were a cash inflow of $10 million as risk sharing payments on cost overruns and investment tax credits offset all construction costs. Our total investment in MAPLE is $304 million. The investment was partially offset by reimbursement of a portion of the cost overruns incurred to date. We are continuing to pursue options for reimbursement of a portion of the remaining cost overruns.

Other investing activities is net of $31 million of cash proceeds arising from our sale of OSS earlier this year.

Risks and Uncertainties -

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies -

Approximately 27% of Life Sciences revenue is earned outside of Canada and a further 66% results from exports from Canada. The majority of our exported products and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject MDS to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of forward contracts. At October 31, we had outstanding US dollar forward contracts totalling US$310 million at an average rate of $1.52 covering the period November 2003 to July 2005. These contracts are expandable to US$481 million in certain circumstances at the same exchange rate. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002 and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002 and throughout 2003, the Canadian dollar strengthened and, as a result, our contracts have incurred an unrealized increase in market value of $56 million; [2002 - $3]. We do not hedge our revenue or expense streams for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

Acquisition and integration -

During the past several years, MDS has made acquisitions of various sizes, particularly in the isotope and pharmaceutical services areas. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development -

During fiscal 2003, we spent $92 million on research and development, principally within our analytical instruments and proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology, and other know-how which is not subject to patent protection, provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties. In 2002, we were successful in our claims against Micromass and were awarded substantial damages that were received this year. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Change initiatives -

During 2003, we began a series of initiatives designed to change the way in which we provide a variety of support services for our business units. These changes will require a significant investment of time and resources and are expected to deliver cost savings and other operational efficiencies. In addition, these changes are expected to make possible more rapid integration of future acquisitions. We have a plan in place that is intended to ensure these change initiatives are completed on time and on budget. Nevertheless, given the size and scope of these changes, a risk of delay and budget overruns exists. As a result, it may be possible that the total investment in change may exceed our current expectations and the returns realized may be less than planned.

Supply of reactor isotopes -

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc. This new supply became available to us in 2003. Production of cobalt takes 18 to 24 months in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors and on our ability to maintain contractual supply relationships with our suppliers. Changes in maintenance schedules or our contracts could impact the availability and timing of our cobalt purchases.

Medical isotopes are produced in research reactors and in cyclotrons. These facilities are expensive to build and to operate and there are a limited number of them in the world. The most common reactor isotope used for medical purposes is molybdenum, which we acquire from Atomic Energy of Canada Limited (AECL). We are constructing our own reactors and a processing facility to increase the available supply of reactor isotopes and to provide back-up capacity. We have experienced delays in completing this facility and, until this facility begins operating, we remain dependent on the existing NRU reactor operated by AECL. This reactor was scheduled to be decommissioned in 2005 and currently produces the majority of our molybdenum supply. We have been advised by AECL that an application will be made to extend the license of this reactor. We have back-up arrangements in place to supply a portion of our requirements; however, until the MAPLE facility is fully functional, we are exposed to risk of failure or shutdown of the NRU reactor.

Government regulation and funding -

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our diagnostics businesses in Canada and the US are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

Financing MDS Proteomics -

MDS Proteomics expects to invest heavily over the next several years in new and developing technologies. These technologies hold the promise of revolutionizing the way in which drugs are discovered and developed. Information and methods discovered may also have diagnostic applications. MDS has financed the greatest portion of the development spending for the past three years, but more recently financing has been arranged with strategic partners. Continuation of this research will require significant funds and the availability of funding on reasonable terms will be an important determinant of the ability of the Company to pursue its research program. Although we are focused on attracting additional investors and strategic partners to MDS Proteomics, it is not possible to predict the likelihood or timing of new investment or other relationships.

Venture capital investments -

The financial markets have been difficult for biotechnology companies in recent years. We are monitoring these markets both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds and, from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions that further reduce the carrying value of our investments.

Litigation and insurance -

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $88 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Outlook -

Entering 2004, we look back at fiscal 2003 for MDS and see a company in transition. Over the past year and a half, we have completed a number of steps in this transition but we have just begun other initiatives that will continue for the next two years.

Since April 2002, we have sold three underperforming businesses, freeing up capital to be reinvested in our core businesses and in new growth opportunities. This year we restructured our long-term debt capital by consolidating existing debt into longer-term Senior Unsecured Notes at an attractive interest rate, and established a new standby credit facility. Combined cash on hand and available credit facilities total over $475 million that can be invested in our businesses.

We are concentrating more than ever on our core businesses to improve the returns on the capital invested in these areas. We are also concentrating on identifying growth opportunities with clear strategic fit with our core businesses. We have reviewed all of our non-core investments, recording valuation provisions where required. We have an active program in place to maximize value from all of our non-core investments. We are taking steps to unlock value where we can and to eliminate the need for MDS to put additional funds in certain of these investments. There will be no fire sale though; we believe that significant value remains in all of our investees and that we can realize this value with patience and hard work.

Our isotopes business is well positioned entering 2004. New cobalt supply is now available and we expect noticeable improvement in the results from this part of the business. Medical isotopes remain the larger part of this business and most of the growth potential in this area comes from new uses for these products, especially in radiotherapeutics. The launch of BEXXAR this year, especially with the strong marketing involvement of GlaxoSmithKline, adds credibility in this market and strengthens the position we began to establish with Zevalin last year. Biogen Inc., in its merger with IDEC Pharmaceuticals, expressed strong optimism for this market.

We also see strong opportunities for growth in our pharmaceutical research business. We acquired an early-stage clinic in New Orleans, Louisiana this year to strengthen our delivery platform in the early-stage clinical research arena. We have also added depth to our business development and senior management in our global clinical development (late-stage) business. With our substantially higher backlog, we are well positioned for revenue growth in this market in 2004. With the high fixed cost structure in this business, revenue growth leads directly to margin improvement.

There is increasing opportunity for us in analytical instruments and particularly in reagents and consumables associated with this equipment. We added product offerings during 2003, all the while continuing to invest in the research and development required to stay on the leading edge of technology. We expect to add to our capabilities and product offerings in this area in the future.

Our Life Sciences businesses are highly subject to variability based on exchange rates. Our existing hedge strategy isolated us from the substantial weakening of the US dollar this year. Hedges currently in place for 2004 provide coverage for approximately 67% of US dollar denominated export revenues based on our current plans. Our hedge portfolio will provide less protection as we move into 2005. Continued weakness in the US dollar will have a measurable effect on our results as the current hedges are used and if no similar hedge positions can be achieved.

Our diagnostics business has not achieved the operating margin we would like for the last couple of years. In 2003, we experienced an unexpected decline in operating income in our US business unit, with the result that operating income for the segment is below last year. We are taking steps now to address this and to improve our returns in the US. We are also taking action to prepare for the lab reform initiatives launched in BC. Our actions focus on cost and service reductions in affected areas. At the same time, we are working with the province in an effort to understand their objectives and to influence the direction of reform to achieve a better outcome for all stakeholders.

The restructuring activities which began near the end of the year are proceeding well. While these initiatives necessitate a large restructuring provision, reducing reported results for 2003, the positive impact of these initiatives will be felt beginning in 2004. Overall, we are targeting operating income improvement of $10 million in 2004 and $40 million in 2005 as a result of initiatives launched this year. To demonstrate the seriousness we attach to these initiatives, incentive compensation for all senior management has been structured for 2004 and 2005 to target delivery of increased operating income and attainment of specific goals in our change initiatives.

Our change initiatives will also require that we invest capital. We expect to invest more than $100 million over the next three years on the computer systems and infrastructure to support these initiatives. We believe this investment is well supported by the expected benefits, including cost savings and leveragability associated with these new platforms.

All in all, we believe MDS is well positioned to deliver enhanced revenue growth and improved returns in 2004. We expect revenue growth in our Life Sciences businesses, led by pharmaceutical research services and analytical instruments. Continued weakness in the US dollar and fee cuts in BC are expected to result in a marginal decline in Health segment revenues. We have targeted a 1 percentage point increase in core business operating margin from the 14.8% achieved this year before restructuring and other charges. We are committed to delivering this result. Such an improvement would be expected to generate earnings per share growth that is more in line with our historical average and our target of 10%-15% growth in earnings per share over rolling five-year periods.